EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Increased Earnings for the Year ended December 31, 2012

Boca Raton, Fla. — February 8, 2013—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $4.7 million ($0.14 per share) for the year ended December 31, 2012 as compared to net income of $3.7 million ($0.13 per share) for the year ended December 31, 2011.

1st United had net income of $1.7 million ($0.05 per share) for the three months ended December 31, 2012, compared to net income of $857,000 ($0.03 per share) for the three months ended December 31, 2011.

Highlights for the three months and year ended December 31, 2012:

Financial Condition

  Total assets at December 31, 2012 grew by $145.3 million to $1.57 billion, as compared to approximately $1.42 billion at December 31, 2011. The increase was substantially a result of the merger of Anderen Financial, Inc. (“Anderen”) on April 1, 2012 which added $132.0 million in loans, $37.7 million in securities, $161.0 million in deposits, and $19.1 million in capital during the year. 1st United recorded goodwill of approximately $5.8 million as a result of the merger.
  Total deposits at December 31, 2012 were $1.30 billion as compared to $1.18 billion at December 31, 2011. The increase was primarily due to the $161.0 million of deposits added from the Anderen merger. The remaining change was due to ongoing development efforts offset by expected run-off of acquired high cost deposits. Non-interest bearing deposits were approximately 33% of total deposits at December 31, 2012, as compared to 28% at December 31, 2011.
  Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at December 31, 2012 were 22.46%, 21.24% and 11.45%, respectively, and exceeded all regulatory requirements for “well capitalized.”
  In December 2012, the Company declared and paid a special dividend of $0.10 per share to holders of common shares as of December 21, 2012.

Asset Quality

  Total non-performing assets were $42.9 million (2.74% of total assets) at December 31, 2012 representing a $14.0 million reduction as compared to the December 31, 2011 balance of $57.0 million.
  Excluding assets covered by FDIC loss share agreements, non-performing assets decreased by approximately $162,000 to $18.3 million (1.17% of total assets) as of December 31, 2012 as compared to $18.5 million (1.20% of total assets) at September 30, 2012.

  Included in the $42.9 million in non-performing assets at December 31, 2012 was $24.6 million of assets covered under FDIC loss sharing agreement for which approximately $1.3 million are assets under agreements to sell at no additional loss which are anticipated closing during the first quarter of 2013.
  Classified loans (substandard and special mention) decreased by $3.1 million from $94.4 million at September 30, 2012 to $91.3 million at December 31, 2012. Since December 31, 2011, total classified assets have decreased by $35.7 million.

Operating Results – Quarter Ending December 31, 2012

Net income was $1.7 million for the quarter ended December 31, 2012:

  The net interest margin was 5.21% for the quarter ended December 31, 2012. The margin was positively impacted by the resolution, including sales, payoffs and transfers to other real estate owned, as well as changes in cash flows, of assets covered under FDIC loss sharing agreements by $3.4 million or 101 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.20%.
  The provision for loan losses was $900,000 for the quarter ended December 31, 2012.
  Net gains on the sale of other real estate of $305,000 were realized for the quarter ended December 31, 2012.
  A charge of approximately $3.6 million was recorded during the quarter related to the increased cash flows and the resolution, including sales, payoffs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements, including approximately $297,000 related to other real estate, which reduced the FDIC loss share receivable.
  A reduction in non-interest expense of $236,000 to $12.2 million from $12.4 million for the quarter ending September 30, 2012 as the Company continues to fulfill its commitment to increase efficiencies.

Operating Results – Year Ending December 31, 2012

Net income was $4.7 million for the year ended December 31, 2012:

  The net interest margin was 5.13% for the year ended December 31, 2012. Inclusive within the margin for the year ended December 31, 2012 was $10.7 million or 81 basis points related to the resolutions, including sales, payoffs and transfers to other real estate owned, as well as changes in cash flows of assets covered under FDIC loss sharing agreement. Exclusive of this, 1st United’s margin would have been approximately 4.32%.
  The provision for loan losses was $6.35 million for the year ended December 31, 2012.
  Net gains on the sale of other real estate of $3.3 million were realized for year ended December 31, 2012. .
  Gains on the sale of securities of $1.7 million were realized for the year ended December 31, 2012.
  A charge of $13.7 million, which was recorded during the year ended December 31, 2012 related to the increased cash flows and the resolution, including sales, payoffs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements, including approximately $3.2 million related to other real estate, which reduced the FDIC loss share receivable.
  Merger reorganization expenses of $1.8 million were incurred with respect to the merger and integration of Anderen during the second quarter 2012 and the integration of Old Harbor during the first quarter 2012. Merger reorganization expenses primarily included personnel, information technology and facilities costs.

Management Comments:

“We are pleased with the strength and quality of our $1.6 billion asset enterprise at December 31, 2012,” said Warren S. Orlando, Chairman. “We currently have 22 banking centers in Florida with the majority of them in major growth areas. We continue to believe that our strong capital base, liquidity and overall financial strength will allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Our earnings have improved to $1.7 million for the quarter ended December 31, 2012. Our margin continues to remain strong and is driven by our core deposits and low cost of funds. We had approximately 33% of our total deposits comprised of non-interest bearing deposits at December 31, 2012. Our loan portfolio, though slightly down from last quarter, is beginning to stabilize despite continued strong payoffs and resolutions of loans under FDIC loss sharing agreements. Our new loan pipeline remains strong as we continue to make progress towards net organic loan growth” said Rudy E. Schupp, Chief Executive Officer. “We have had and continue to see increased new loan production in each of the markets we are serving.”

“We are encouraged with the continued improvement in non-loss share, non-performing assets during the quarter, with a reduction of $162,000 since September 30, 2012. Our non-loss share non-performing asset ratio was reduced to 1.17% of total assets as compared to 1.20% at September 30, 2012. We are also seeing continued improvement in classified assets. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results at 3:00 p.m. Eastern Standard Time on February 11, 2013. The number for the conference call is (800) 857-9849 (Passcode: 3183056). A replay of the conference call will be available beginning the afternoon of until February 25, 2013 by dialing 800-934-9450 (domestic), using the passcode 56215.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida with executive offices and operations located in West Palm Beach, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which now operates 22 branches, with 15 in Southeast Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties and 7 branches in Central Florida including Hillsborough, Orange, Pasco and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3431. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to comply with the terms of loss sharing agreements with the FDIC; legislative and regulatory changes, including the Dodd-Frank Wall Street Reform, Consumer Protection Act and Basel III, the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision and the FDIC receivable; our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; the frequency and magnitude of foreclosure of our loans; the reduction in FDIC insurance on certain non-interest bearing accounts due to the expiration of the Transaction Account Guarantee program; increased competition and its effect on pricing including the impact on our net interest margin from repeal of regulation Q; our customers’ willingness to make timely payments on their loans; the effects of the health and soundness of other financial institutions, including the FDIC’s need to increase Deposit Insurance Fund assessments; changes in securities and real estate markets; changes in monetary and fiscal policies of the U.S. Government; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; our need and our ability to incur additional debt or equity financing; the effects of harsh weather conditions, including hurricanes, and man-made disasters; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; technological changes; negative publicity and the impact on our reputation; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; limited trading activity of our common stock; the concentration of ownership of our common stock; our ability to retain key members of management; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; other risks described from time to time in our filings with the Securities and Exchange Commission; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

	For the three month period ended December 31,
	2012	2011
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$18,612	$15,836
Interest expense	1,123	1,585
Net interest income	17,489	14,251
Provision for loan losses	900	2,200
Net interest income after provision for loan losses	16,589	12,051

Net gains (losses) on sales of OREO	305	(11)
Adjustment to FDIC loss share receivable	(3,221)	(1,281)
Other non-interest income	1,248	1,759
Total non-interest income	(1,668)	467

Salaries and employee benefits	6,199	5,149
Occupancy and equipment	1,936	1,869
Other non-interest expense	4,058	4,111
Total non-interest expense	12,193	11,129

Income before taxes	2,728	1,389
Income tax expense	1,001	532
Net income	$1,727	$857

PER SHARE DATA
Basic and diluted earnings per share	$0.05	$0.03

SELECTED OPERATING RATIOS
Return on average assets	0.44%	0.24%
Return on average shareholders’ equity	2.85%	1.59%
Net interest margin	5.21%	4.55%

Average assets	$1,553,736	$1,390,686
Average shareholders’ equity	$240,278	$214,245

	For the year ended December 31,
	2012	2011
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$72,849	$60,409
Interest expense	5,313	6,349
Net interest income	67,536	54,060
Provision for loan losses	6,350	7,000
Net interest income after provision for loan losses	61,186	47,060

Net gains on the sale of securities	1,673	364
Net gains (losses) on sales of OREO	3,278	(264)
Adjustment to FDIC loss share receivable	(12,488)	(3,236)
Other non-interest income	4,871	4,875
Total non-interest income	(2,666)	1,739

Salaries and employee benefits	24,303	20,186
Occupancy and equipment	7,958	7,732
Merger reorganization expense	1,784	1,076
Other non-interest expense	16,939	13,851
Total non-interest expense	50,984	42,845

Income before taxes	7,536	5,954
Income tax expense	2,808	2,282
Net income	$4,728	$3,672

PER SHARE DATA
Basic and diluted earnings per share	$0.14	$0.13

SELECTED OPERATING RATIOS
Return on average assets	0.31%	0.28%
Return on average shareholders’ equity	2.03%	1.80%
Net interest margin	5.13%	4.76%

Average assets	$1,532,291	$1,303,249
Average shareholders’ equity	$233,112	$203,861

SELECT FINANCIAL DATA (unaudited)	December 31, 2012	December 31, 2011
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,566,779	$1,421,487
Gross loans	913,541	879,536
Allowance for loan losses	9,788	12,836
Net loans	903,973	866,753
Cash and cash equivalents	207,117	165,424
Securities available for sale	260,122	201,722
Other real estate owned	19,529	13,462
Goodwill and other intangible assets	61,526	55,765
FDIC loss share receivable	46,735	72,895
Deposits	1,303,022	1,181,708
Non-interest bearing deposits	426,968	329,283
Shareholders’ equity	236,690	215,351

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	15.11%	15.15%
Non-accrual and loans past due greater than 90 days loans/total loans	2.56%	4.94%
Allowance for loan losses/total loans	1.07%	1.46%
Allowance for loan losses/non-accrual loans	45.94%	29.97%
Leverage ratio	11.45%	11.75%
Tier 1 risk based capital	21.24%	23.90%
Total risk based capital	22.46%	25.16%
Book value per share	$6.95	$7.04
Number of shares of outstanding common stock	34,070,270	30,569,032